Exhibit 99.1
Canadian Solar Reports Second Quarter 2009 Results
     Q209 Highlights
•	Net revenues of $114.2 million, a 131% increase from Q109 net revenues of $49.5 million.

•	Shipments of 48.2 MW, a 168% increase from Q109 shipments of 18 MW.

•	Gross margin of 20.2% and net margin of 15.5%, compared to Q109 negative gross margin of 7.9% and Q109 negative net margin of 9.7%.

•	Earnings per diluted share of $0.49, compared to Q109 net loss per diluted share of $0.13.
Ontario, Canada, August 6, 2009 — Canadian Solar Inc. (“the Company”, “Canadian Solar” or “we”) (NASDAQ: CSIQ) today announced its unaudited financial results for the second quarter of 2009 ended June 30, 2009 and its outlook for third quarter 2009 shipments.
Net revenues for the quarter were $114.2 million, compared to net revenues of $212.6 million for the second quarter of 2008 and $49.5 million for the first quarter of 2009.
Net income for the quarter was $17.7 million, or $0.49 per diluted share, compared to $12.1 million, or $0.41 per diluted share, for the second quarter of 2008 and a net loss of $ 4.8 million, or $0.13 per diluted share, for the first quarter of 2009.
Our Q209 shipments were 48.2 MW, including 39.5 MW of conventional high efficiency polysilicon modules, 7.0 MW of our proprietary e-Modules, and 1.7 MW of cells and solar application products.
The increase in Q209 sales came from all geographic markets important to the solar industry. Europe continues to be our largest contributing geographic market. Our sales in this region increased 86% to $66.9 million in Q209 from $36.0 million in Q109. The Company also experienced strong sales growth in Asia and America, with sequential gains of 188% and 500%, respectively, over Q109, resulting in a diversified and balanced global market distribution.
The company has been making continuous improvements on solar cell conversion efficiency and production cost. For our new, higher efficiency monocrystalline cells, we reached over 18.5% cell efficiency in pilot production, while the average efficiency of the current monocrystalline cell in mass production was 17.2% during Q2. For multicrystalline cells, our average efficiency was about 16.1% during the quarter. For our proprietary low-cost e-Modules, the average cell efficiency was about 15% during the quarter. On the cost side, we have successfully reduced our wafer to module processing cost for polysilicon solar modules to $0.60 per watt in Q209 from $0.71 per watt in Q109.

Dr. Shawn Qu, Chairman and CEO of Canadian Solar, commented: “Our second quarter revenue came in well ahead of expectations as we benefitted from robust customer orders around the world. We are glad that we took a conservative financial management strategy in Q4 of 2008 and Q1 this year, including prudent inventory measures and cash management, which allowed us to compete in Q2 with low materials and financing costs. These advantages, combined with our competitive processing costs and lean operating structure, resulted in a significant improvement in our gross margin and net margin, and position us for success in future quarters. We have noticed that many customers and their financing banks choose Canadian Solar products due to our competitive prices, product quality and strength of our balance sheet. Our flexible vertical integration business model, reputation for high-quality and our solid customer relationships allow us not only to compete, but also to gain market share in a tough economic environment.”
Arthur Chien, CFO of Canadian Solar, noted: “We significantly reduced our higher priced inventory in Q2, and are now very well positioned to benefit from further declines in raw materials costs as we work to increase our market share. Our current inventory primarily consists of feedstock, wafer and cells we will use for Q3 shipments.”

Revenue by Geographical Location (US $ millions)
	2009 Q2		2009 Q1		2008 Q2
Region	Revenue	%	Revenue	%	Revenue	%
Asia	31.1	27.2%	10.8	21.8%	13.1	6.2%
Europe	66.9	58.6%	36.0	72.7%	188.3	88.6%
America	16.2	14.2%	2.7	5.5%	11.2	5.2%

Total	114.2	100%	49.5	100%	212.6	100%

	2009 H1		2008 H1
Region	Revenue	%	Revenue	%
Asia	41.9	25.6%	15.5	4.0%
Europe	102.9	62.9%	355.9	92.7%
America	18.9	11.5%	12.4	3.3%

Total	163.7	100%	383.8	100%

Recent Developments
•	On track to expand module capacity to 820 MW, cell plant capacity to 420 MW by the end of Q3 and to expand the ingot and wafer plant to 200 MW by year end.

•	As part of its growth plan Canadian Solar has recently arranged for approximately $300 million in additional bank lines that can be drawn down at any time. This gives the Company a total of $524 million in available bank lines.

•	Established and staffed Canadian Solar Japan, Inc., a wholly owned subsidiary, to address the growing market in Japan and expect to start sales in Q4 of 2009.

•	Incorporated and staffed Canadian Solar Solutions, Inc., a wholly owned subsidiary in Ontario, Canada to address the significant market opportunities in Canada.

Outlook
Based on the market situation, forecast and our current order book, we expect to have shipments of approximately 90 MW to 100 MW in Q309. We now expect shipments of approximately 260-270 MW for the full year 2009, up from prior guidance of 200 MW to 220 MW. The above outlook is based on the Company’s current views with respect to operating and market conditions, which are subject to change. The risks to our guidance also include change of product pricing and project financing environment.
Dr. Shawn Qu, Chairman and CEO, remarked: “We believe that the very large growth in customer orders in Q309 over Q209 demonstrates our ability to gain market share. These share gains are the result of our competitive pricing, high product quality and the bankability of our products. Although the market remains uncertain and the solar project financing remains challenging, we think that we will carry this momentum forward into Q4 as we continue to expand our business in diversified geographies, including Germany, Italy, the Czech Republic, Spain, Korea and US. We also expect to see sales contributions from Japan, China and Canada in the near future.”
Investor Conference Call / Webcast Details
The dial-in number for the live audio call, which will begin today, Thursday, August 6, 2009 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. August 6, 2009 in Hong Kong), is +1-617-847-8712. The conference call passcode is 63818298. A live webcast of the conference call will also be available on Canadian Solar’s website at http://www.canadian-solar.com.
A replay of the call will be available approximately one hour after the conclusion of the live call through 12:00 p.m. on August 13, 2009, U.S. Eastern Time (12:00 a.m., August 14, 2009 in Hong Kong) by telephone at +1-617-801-6888. To access the replay, use passcode 52551852. A webcast replay will also be available at http://www.canadian-solar.com.
About Canadian Solar Inc. (NASDAQ: CSIQ)
Canadian Solar Inc. is a leading vertically integrated provider of ingot, wafer, solar cell, solar module and other solar applications. Canadian Solar designs, manufactures and delivers solar products and solar systems for on-grid and off-grid use to customers worldwide. Canadian Solar is one of the world’s largest solar module producers by manufacturing capacity. With operations in North America, Europe and Asia, Canadian Solar provides premium quality, cost-effective and environmentally-friendly solar solutions to support global sustainable development. For more information, visit http://www.canadian-solar.com.

Safe Harbor/Forward-Looking Statements:
Certain statements in this press release including statements regarding expected future financial and industry growth are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future shortage or availability of the supply of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers, including customers of our silicon materials sales; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F originally filed on June 8, 2009. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Canadian Solar Inc.
Unaudited Condensed Consolidated Statements of Operations
(In Thousands of U.S. Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

Item	2009 Q2	2009 Q1	2008 Q2	2009 H1	2008 H1

Net revenues	$114,176	$49,465	$212,585	$163,641	$383,820

Cost of revenues	91,096	53,360	179,509	144,456	322,509

Gross profit (loss)	23,080	(3,895)	33,076	19,185	61,311

Selling expenses	3,229	1,881	2,852	5,110	5,357

General and administrative expenses	6,410	4,518	6,485	10,928	11,911

Research and development expenses	530	470	447	1,000	749

Total operating expenses	10,169	6,869	9,784	17,038	18,017

Income (loss) from operations	12,911	(10,764)	23,292	2,147	43,294

Interest expenses	(1,913)	(2,254)	(3,509)	(4,167)	(6,332)

Interest income	2,849	563	59	3,412	161

Gain on debt extinguishment	—	—	2,430	—	2,430

Debt conversion expenses	—	—	(10,170)	—	(10,170)

Gain (Loss) on foreign currency derivatives	(1,050)	11,366	—	10,316	—

Exchange gain (loss)	6,038	(2,876)	(619)	3,162	7,693

Income (loss) before taxes	18,835	(3,965)	11,483	14,870	37,076

Income tax	(1,163)	(820)	580	(1,983)	(6,428)

Net income (loss)	$17,672	$(4,785)	$12,063	$12,887	$30,648

Basic earnings (loss) per share	$0.50	$(0.13)	$0.43	$0.36	$1.10
Basic weighted average outstanding shares	35,699,453	35,686,313	28,085,875	35,692,919	27,738,862

Diluted earnings (loss) per share	$0.49	$(0.13)	$0.41	$0.36	$1.05
Diluted weighted average outstanding shares	36,141,329	35,686,313	29,384,701	35,802,842	29,210,678

Note:	The Q2 08 and H1 08 net profit were increased by $1.5 million and $1.1 million respectively as compared to the Q2 08 and H1 08 net profit as per press release announcements after the retrospective application of FASB Staff Position — APB 14-1 on January 1, 2009.

Canadian Solar Inc.
Unaudited Condensed Consolidated Balance Sheets
(In Thousands of U.S. Dollars)

Item	2009.6.30	2008.12.31

Assets
Current assets
Cash and cash equivalents	$86,832	$115,661
Restricted cash	158,558	20,622
Accounts receivable, net of allowance for doubtful accounts	115,679	51,611
Inventories	107,635	92,683
Value added tax recoverable	18,728	15,900
Advances to suppliers	19,572	24,654
Foreign currency derivative assets	—	6,974
Prepaid and other current assets	15,809	10,910

Current assets — subtotal	522,813	339,015

Property, plant and equipment, net	172,348	165,542
Intangible assets	219	263
Advances to suppliers	43,582	43,087
Prepaid land use right	12,658	12,782
Investment	3,000	3,000
Deferred tax assets — non current	6,537	6,966

Total assets	761,157	570,655

Liabilities and stockholders’ equity
Current liabilities
Short term borrowings	266,744	110,665
Accounts payable	59,536	29,957
Other payables	21,810	24,043
Advances from customers	4,107	3,571
Amounts due to related parties	41	94
Foreign currency derivative liabilities	169	—
Other current liabilities	6,608	4,333

Current liabilities — subtotal	359,015	172,663

Accrued warranty costs	12,190	10,847
Liability for uncertain tax positions	9,882	8,704
Convertible notes	848	830
Long term borrowings	30,738	45,357

Total liabilities	412,673	238,401

Common shares	395,252	395,154
Additional paid in capitals	(63,548)	(66,705)
Retained earnings (Accumulated deficit)	1,783	(11,104)
Accumulated other comprehensive income	14,997	14,909

Total stockholders’ equity	348,484	332,254

Total liabilities and stockholders’ equity	$761,157	$570,655